DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

RECD S.E.C.
8 2006
1088

March 6, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2006

[redacted]

06026875

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: Ford Motor Company
Incoming letter dated January 10, 2006

Dear Mr. Sherry:

This is in response to your letters dated January 10, 2006 and February 15, 2006 concerning the shareholder proposal submitted to Ford by Carl Olson. We also have received a letter from the proponent dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Carl Olson
P.O. Box 6102
Woodland Hills, CA 91365

3799

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Mr. Carl Olson, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement recommending that the Company publish a "Scientific Report on Global Warming/Cooling" (see Exhibit 1; the "Proposal"). We ask the Staff to note that the Proponent submitted substantially similar proposals to the Company for inclusion in the Company's 2004 and 2005 proxy materials (see Exhibit 2; the "Prior Proposals") (note that the Proponent mistakenly dated the 2005 proposal "August 24, 2005" but, as indicated by the Company Secretary's date stamp, it was received August 27, 2004) and for which the Staff granted the Company's no-action requests on the basis that such proposals were excludable under Rule 14a-8(i)(7) as relating to ordinary business operations. *See Ford Motor Company* (March 2, 2004) and *Ford Motor Company* (March 7, 2005). For the reasons discussed below, Ford does not believe the changes the Proponent has made to this year's submission cure the defects of the Prior Proposals. Consequently, the Company again proposes to omit the Proposal from its 2006 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Company agrees that greenhouse gas emissions and their effect on the global climate present a significant social policy issue that would not normally be excludable (*see American Standard Companies, Inc.* (March 18, 2002)). Indeed, the Company has published a report titled "Ford Report on the Business Impact of Climate Change" ("Ford's Climate Report"). Ford's Climate Report initially arose from a shareholder proposal requesting the Company to report to shareholders on Ford's greenhouse gas emissions strategy. The Company made the business decision to share with stockholders its views concerning the Company's response to regulatory and competitive developments relative to greenhouse gas emissions and global warming/cooling, although we likely would also have agreed that a shareholder proposal asking for such a report would not have been excludable under the proxy rules.

The Proposal, however, is entirely different than one requesting the Company to report how it intends to address a matter that clearly is a significant social policy issue. The Proposal would require that the Company produce a detailed report regarding not how the Company intends to address global warming or cooling issues, but rather discussing, among other things: (i) global temperature measurements; (ii) what atmospheric gases are considered greenhouse gases; (iii) the effect of the sun's radiation on global warming or cooling; (iv) the sources of carbon dioxide; and (v) the "greenhouse effect" that Ford considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide. The detailed report relating to the science of greenhouse gases and global warming or cooling called for by the Proposal should be distinguished from a report on the Company's plans for addressing global warming issues. The former calls for an analysis of scientific information that is of a complex nature which would be of limited value to shareholders. The latter relates to how the Company is addressing the many challenges related to greenhouse gas emissions and global warming or cooling, and in which shareholders have a significant interest.

In Ford's Climate Report, the Company states that the "evidence for environmental and social impacts of climate change is discussed in detail and greater authority in numerous sources and will not be addressed here." Consequently, Ford has made the business decision to not reiterate the scientific bases for its conclusions regarding global warming or cooling. The Proposal falls within both considerations of Exchange Act Release No. 34-40018; namely that: (i) the task of analyzing the evidence related to the effect of greenhouse gas emissions on global warming/cooling is a task fundamental to management's ability to run the Company on a day-to-day basis; and (ii) the Proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Ford is in the business of manufacturing, selling, and financing automobiles. It has the obligation to comply with laws and regulations made by governmental entities at the local, state and national level in the United States and elsewhere around the world. The Company must also respond to marketplace movements in consumer preferences in the products it sells. The Company's decision to accept a determination that greenhouse gases contribute to global warming or cooling, whether made by a government, private organization, or other group or person, is a governmental affairs/scientific issue that is strictly within the ordinary business of the Company. There may be a myriad of reasons why a company accepts a policy decision or other determination on certain matters. It would cause havoc for companies to have such decisions subject to examination by shareholders. This is just the type of micro-management by shareholders that Rule 14a-8(i)(7) was meant to prevent. *See Ford Motor Company* (March 7, 2005); *Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991). Because the Proposal requests a report that relates to a task that is fundamental to management's ability to run the Company and because it seeks to micro-manage the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment, we respectfully request the Staff to concur in the omission of the Proposal as a matter related to the ordinary business operations of the Company in violation of Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Carl Olson (via U. S. Mail)

EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY, JR.

5 OCT 18 A8:12

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

October 11, 2005

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2006 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2006 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,

Carl Olson

Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. The global temperature measurements Ford uses in discussing "global warming" or "global cooling".

2. The atmospheric gases Ford considers to be "greenhouse gases" with respect to "global warming" or "global cooling".

3. The effect that Ford considers the sun's radiation to have on "global warming" or "global cooling".

4. The sources of atmospheric carbon dioxide that Ford uses in its study of "global warming" or "global cooling".

5. The "greenhouse effect" that Ford considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide.

If Ford has no formulation or measurement for any of the items #1 to #5 above, or any part of each of them, then it shall state so in the report.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have the scientific report called for in this resolution. Vote YES to be more fully informed so that we stockowners can all develop a better judgment of Ford's policy actions.

EXHIBIT 2

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

3 JUL -7 P 3:31

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

July 5, 2003

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2004 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2004 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,

Carl Olson

Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. <u>What Temperatures</u>

For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used to determine whether there is "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>

The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be determined by Ford staff.

3. <u>What Sun Effect</u>

The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be determined by Ford staff.

4. <u>What About Carbon Dioxide Production</u>

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption
Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits
A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as determined by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have such scientific report. Vote YES to be scientifically informed.

EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

4 AUG 27 P2:35

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

August 24, 2005

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2005 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2005 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,

Carl Olson

Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. <u>What Temperatures</u>

For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>

The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be chosen by Ford staff.

3. <u>What Sun Effect</u>

The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by Ford staff.

4. <u>What About Carbon Dioxide Production</u>

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as chosen by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

January 23, 2006

General Counsel
Division on Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549

Re: Ford Motor Company stockowner proposal

Dear Sir:

This is in response to the letter of January 10, 2006, from Mr. Peter J. Sherry, Jr., Secretary of Ford Motor Company, requesting omission of a proposal of mine from the proxy materials for the upcoming annual meeting. I urge you reject the request and allow the stockowners to decide for themselves.

Mr. Sherry objects on the basis that the proposal deals only with the ordinary business of the company. The topic of global warming/cooling has been involved in stockowner proposals for years, inasmuch as its implications are far beyond the mere business operations of firms. The S.E.C. has been very clear on this as a significant social issue.

Mr. Sherry objects because the proposal does not request "the Company to report how it intends to address a matter that clearly is a significant social issue." Why should a stockowner proposal have to reflect what the management wants for a report topic?

Mr. Sherry objects that my proposal requests a report on five important scientific assumptions that would go into any study or report of global warming/cooling. These are the scientific underpinnings of making good policy. Why should not the stockowners have the basic scientific assumptions upon which Ford may be making decisions and issuing reports to stockowners, the public, and other audiences on global warming/cooling?

Mr. Sherry goes on to say that Ford wants to hide the scientific assumptions behind its reports on global warming/cooling: "Consequently, Ford has made the business decision to not reiterate the scientific bases for its conclusions regarding global warming or cooling." This is not a "business decision." Reporting to the stockowners is not a "business decision." If Ford can hide out from the stockowners on this matter, it can hide most everything.

My current proposal is significantly modified from the one I submitted for the 2005 annual meeting, taking into consideration the S.E.C. comments thereon. It is much simpler and direct, and allows management considerable due discretion upon its content.

You are earnestly requested not to allow the intended omission, and let the stockowners make their own judgments about what should not be hidden from them.

Sincerely,

Carl Olson

Carl Olson

Cc: Peter J. Sherry, Jr.

Office of the General Counsel
Phone: 313/337-3913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

February 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Reference is made to the letter dated January 23, 2006, of Mr. Carl Olson (the "Proponent") in response to Ford Motor Company's ("Ford" or the "Company") No-Action Request dated January 10, 2006, regarding the Proponent's shareholder proposal requesting the Company to produce a scientific report on global warming/cooling (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

Ford does not believe that Mr. Olson raises any persuasive arguments that would lead to the denial of Ford's No-Action Request. Ford does not wish to take more of the Staff's time to respond point-by-point to Mr. Olson's letter. We believe the arguments contained in our No-Action Request of January 10, 2006 provide ample reasons to exclude the Proposal on the grounds that it deals with matters relating to the Company's ordinary business under Rule 14a-8(i)(7). We respectfully request the Staff to concur in the Company's No-Action Request of January 10, 2006.

If you have any questions, require further information, or wish to discuss this matter, please do not hesitate to call me.

Very truly yours,

Jerome F. Zaremba

cc: Mr. Carl Olson (via U.S. Express Mail)
Mr. Peter J. Sherry, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 10, 2006

The proposal recommends that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling."

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel